UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Royal Dutch Shell plc Updates on Company Development and Recommended Combination
with BG Group plc
THE HAGUE, July 30, 2015/PRNewswire-FirstCall/ --
NOT FOR RELEASE, PRESENTATION, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART
IN, INTO OR FROM ANY JURISIDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION
OF THE RELEVANT LAWS OF SUCH JURISDICTION.

    - Competitive performance in low oil prices; planning for prolonged downturn

    - Dividend commitment unchanged: 2015 $1.88/share, 2016 at least $1.88/share

    - Share buy-back commitment unchanged: $25 billion 2017-2020
    - Operating cost reduction in 2015 totalling $4 billion (-10%); 6,500 job reductions in
      2015
    - Capital investment reduction in 2015 totalling $7 billion (-20%)
    - Pro-forma capital investment 2016 for Shell + BG  expected to be around
$35 billion
    - Further reductions in operating costs expected in 2016
    - BG transaction on track - 'grow to simplify' leads to a more resilient and competitive
      Shell

Updating shareholders and investors at a presentation in London today, Shell's
CEO Ben van Beurden said:
"Shell's integrated business and our performance drive are helping to mitigate the impact of low oil prices on our bottom line.
As our results today show, we're successfully reducing our capital spending and operating costs, and delivering a competitive performance in today's oil market downturn.
We have to be resilient in a world where oil prices remain low for some time, whilst keeping an eye on recovery. We're taking a prudent approach, pulling on powerful financial levers to manage through this downturn, always making sure we have the capacity to pay attractive dividends for shareholders.
At the same time, we are making good progress with the recommended combination with BG, which should enhance our free cash flow, create an IOC leader in LNG and deep water innovation, and be a springboard to change Shell into a simpler and more profitable company.  The regulatory filings process and integration planning are both progressing well.
We will re-shape the company once this transaction is complete. This will include reduced exploration spend, a fresh look at capital allocation in longer term plays, and asset sales spanning upstream and downstream. This should concentrate our portfolio into fewer, higher value positions, where we can apply our know-how with better economy of scale. In essence, we 'grow to simplify'.
The result should be a simpler, more profitable, resilient and competitive
Shell, able to deliver better returns to shareholders
These are challenging times for the industry, and we are responding with urgency and determination, but also with a great sense of excitement for the future."
Pulling levers to manage returns in the downturn
Today's oil price downturn could last for several years, and Shell's planning assumptions reflect today's market realities. The company has to be resilient in today's oil price environment, even though we see the potential for a return to a $70-$90 oil price band in the medium term.

    - Gearing stands at 13% relative to 12% at end 2014, despite lower oil prices,
      reflecting good operational performance during the downturn and the introduction of
      the scrip dividend
    - Operating costs are expected to fall by over $4 billion, or around 10%, in
2015, as
      our sustainable cost reduction programmes gather pace. We plan to reduce costs further
      in 2016.
    - We are anticipating some 6,500 staff and direct contractor reductions in
2015
    - 2015 capital investment is expected to be around $30 billion, a reduction of $3
      billion since Shell's last update in April, and $7 billion from 2014 levels,
      reflecting cost reductions, project cancellations and re-phasing of growth options.
      Overall this is a reduction of 20% from 2014 levels, and 35% compared to
2013.
    - Shell continues to review both the ongoing projects under construction, and the medium
      term investment options, to balance returns, affordability and medium term growth
      potential
    - Underlying performance in each of the focus areas of Resources Plays, Oil
Products and
      the mature Upstream 'engines' business has improved compared with 2014, as we continue
      to restructure there
    - Asset sales should total $20 billion for 2014 and 2015 combined, despite weak market
      conditions
    - At the same time, Shell is continuing to invest in significant new projects, which
      should add material cash flow and free cash flow in the medium term

Progressing with the recommended combination with BG: 'grow to simplify'
In April 2015, Shell announced its recommended combination with BG.

    - Enhanced free cash flow - this enhances Shell's dividend potential in any expected
      oil price environment.
    - An IOC LNG and deep water innovation leader - accelerating and de-risking our current
      strategy.
    - Springboard to change Shell - asset sales and refocused spending would result in a
      simpler, more focused company, concentrated around three pillars -
upstream and
      downstream engines, deep water and LNG.
    - We remain on track for completion in early 2016, as planned. We are making good
      progress with the regulatory approvals process, including approvals received from
      Brazil CADE, South Korea FTC and US FTC. Pre-conditional filings have been submitted,
      covering Australia, China and the EU, and we are progressing well in other jurisdictions.
    - A joint team has been established with BG to plan for a world class integration of the
      two companies once the transaction has closed, and to retain the top talent from both
      companies.
    - Synergies from the transaction should be at least $2.5 billion per year from 2018,
      subject to the bases of belief, principal assumptions and sources of information set
      out in Appendix 5 to the announcement of the recommended combination.
    - By combining Shell's current complementary positions with BG's LNG and deep water
      assets, Shell can add significant value - beyond the announced synergies -
by applying
      its technology and know-how at greater scale, at a lower cost, concentrating on areas
      of existing competitive advantage, and through better optimization of the combined
      portfolio.
    - Pro-forma combined capital investment for Shell and BG in 2016 is expected to be
      around $35 billion in the current environment.
    - Shell expects $30 billion of asset sales between 2016 and 2018, as the combined
      portfolios are restructured.
    - The free cash flow expansion expected from BG's Australia and Brazil growth is a
      natural fit with Shell's 2017+ free cash flow growth potential.
    - This in turn enhances Shell's continued intention to pay a dividend of
$1.88/share for
      2015 and at least $1.88/share for 2016, and reflects confidence in future financial
      capacity.
    - Share buy-back of at least $25 billion expected for 2017-2020, subject to the
      assumptions set out in the announcement of the recommended combination, supported by
      the re-shaping of the portfolio we are planning, and enhanced free cash flow from the
      combination with BG.

Analyst and investor presentation
Shell will be presenting to investors and analysts on company development and the recommended combination with BG Group plc at 14.00-17.00 UK time today.
There will also be live webcasts of these presentations. Information on how to access the live audio webcast can be found at http://www.shell.com
Subject to certain restrictions, the recorded presentation and the accompanying slides will be available to all interested parties at http://www.shell.com .
Your attention is also drawn to the important information at the back of this
Announcement.
Publication on website
Subject to certain restrictions, a copy of this announcement is also available on the website of Shell at http://www.shell.com , in accordance with Rule 26.1 of the Takeover Code.
CAUTIONARY STATEMENT
This announcement is not intended to and does not constitute or form part of any offer to sell or subscribe for or any invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the recommended combination of Royal Dutch Shell plc ("Shell") and
BG Group plc ("BG") (the "Combination") or otherwise nor shall there be any sale, issuance or transfer of securities of Shell or BG pursuant to the
Combination in any jurisdiction in contravention of applicable laws.
No statement in this announcement (including the statement of estimated synergies) is intended as a profit forecast or estimate for any period and no statement in this announcement should be interpreted to mean that cash flow or earnings per share for the current or future financial years would necessarily match or exceed the historical published cash flow or earnings per share for
Shell or BG, as appropriate.
Statements of estimated cost savings and synergies relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. As a result, the cost savings and synergies referred to may not be achieved, may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated. For the purposes of Rule 28 of the City Code on Takeovers and Mergers ("Takeover Code"), the quantified financial benefits statement contained in this announcement is the responsibility of Shell and the Shell directors. Neither this statement nor any other statement in this announcement should be construed as a profit forecast or interpreted to mean that the combined group's earnings in the first full year following implementation of the Combination, or in any subsequent period, would necessarily match or be greater than or be less than those of Shell or BG for the relevant preceding financial period or any other period. The bases of belief, principal assumptions and sources of information in respect of the quantified financial benefits statement, as well as the reports provided for the purposes of Rule 28 of the Takeover Code by Deloitte LLP as reporting accountant and Bank of America Merrill Lynch as financial adviser, are set out in the announcement published on 8 April, 2015 in connection with the Combination.
All amounts shown throughout this announcement are unaudited.
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this announcement "Shell", "Shell group"
and "Royal Dutch Shell" are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words "we", "us" and "our" are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.
"Subsidiaries", "Shell subsidiaries" and "Shell companies" as used in this announcement refer to companies over which Royal Dutch Shell plc either directly or indirectly has control. Companies over which Shell has joint control are generally referred to as "joint ventures" and companies over which Shell has significant influence but neither control nor joint control are referred to as
"associates". The term "Shell interest" is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.
This announcement contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell and of the
Combination. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management's current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell, BG and the combined group to market risks and statements expressing management's expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as "anticipate", "believe", "could",
"estimate", "expect", "goals", "intend", "may", "objectives", "outlook", "plan",
"probably", "project", "risks", "schedule", "seek", "should", "target", "will"
and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell's products; (c) currency fluctuations; (d) drilling and production results; (e)
reserves estimates; (f) loss of market share and industry competition; (g)
environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j)
legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell's Form 20-F for the year ended December 31, 2014 (available at http://www.shell.com/investor and http://www.sec.gov ). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, July 30, 2015.
Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement. There can be no assurance that dividend payments will match or exceed those set out in this announcement in the future, or that they will be made at all.
We may have used certain terms, such as resources, in this announcement that the
United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website http://www.sec.gov . You can also obtain this form from the SEC by calling 1-800-SEC-0330.
Contacts:
- Investor Relations: International +31-(0)70-377-4540; North America
+1-832-337-2034
- Media: International +44-(0)207-934-5550; USA +1-713-241-4544

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This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-199736 and 333-199736-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821 and
333-200953).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 30 July 2015	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary